Financial Highlights

UDR, Inc.
As of End of Third Quarter 2022
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 3Q 2022	Guidance as of September 30, 2022 4Q 2022	Full-Year 2022
GAAP Metrics			
Net income/(loss) attributable to UDR, Inc.	$23,605	--	--
Net income/(loss) attributable to common stockholders	$22,499	--	--
Income/(loss) per weighted average common share, diluted	$0.07	$0.11 to $0.13	$0.23 to $0.25
Per Share Metrics			
FFO per common share and unit, diluted	$0.57	$0.60 to $0.62	$2.23 to $2.25
FFO as Adjusted per common share and unit, diluted	$0.60	$0.60 to $0.62	$2.32 to $2.34
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.54	$0.54 to $0.56	$2.11 to $2.13
Dividend declared per share and unit	$0.38	$0.38	$1.52 [2]
Same-Store Operating Metrics			
Revenue growth/(decline) (Cash basis)	12.2%	--	10.75% to 11.25%
Revenue growth/(decline) (Straight-line basis)	12.7%	--	11.25% to 11.75%
Expense growth	7.2%	--	5.00% to 5.50%
NOI growth/(decline) (Cash basis)	14.6%	--	13.25% to 14.00%
NOI growth/(decline) (Straight-line basis)	15.5%	--	14.00% to 14.75%
Physical Occupancy	96.8%	--	--

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	50,318	152	89.4%
Stabilized, Non-Mature	3,387	9	4.7%
Development	933	2	0.4%
Non-Residential / Other	N/A	N/A	1.7%
Joint Venture [3]	2,837	13	3.8%
Total completed homes	57,475	176	100%
Held for Disposition	90	1	-
Under Development	899	5	-
Total Quarter-end homes [3][4]	58,464	182	100%

Balance Sheet Metrics (adjusted for non-recurring items)	3Q 2022	3Q 2021
Consolidated Interest Coverage Ratio	5.4x	5.1x
Consolidated Fixed Charge Coverage Ratio	5.3x	4.9x
Consolidated Debt as a percentage of Total Assets	33.7%	35.8%
Consolidated Net Debt-to-EBITDAre	6.0x	7.1x





Brio, Seattle, WA   **3Q 2022 Same-Store Additions**   **Vitruvian West Phase 2, Dallas, TX**

(1) See Attachment 15 for definitions, other terms and reconciliations.
(2) Annualized for 2022.
(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.
(4) Excludes 6,981 homes that are part of the Developer Capital Program as described in Attachment 11(B).



Attachment 1

UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended September 30,		Nine Months Ended September 30,	
	2022	2021	2022	2021
REVENUES:				
Rental income [2]	$ 390,023	$ 328,699	$ 1,113,952	$ 937,641
Joint venture management and other fees	1,274	1,071	3,778	4,918
Total revenues	391,297	329,770	1,117,730	942,559
OPERATING EXPENSES:				
Property operating and maintenance	66,769	57,708	185,658	160,424
Real estate taxes and insurance	58,236	51,511	164,788	148,043
Property management	12,675	9,861	36,203	28,129
Other operating expenses	3,746	4,237	13,485	13,045
Real estate depreciation and amortization	166,781	152,636	497,987	442,893
General and administrative	15,840	15,810	47,333	43,673
Casualty-related charges/(recoveries), net	901	1,568	1,210	4,682
Other depreciation and amortization	3,430	3,269	9,521	8,472
Total operating expenses	328,378	296,600	956,185	849,361
Gain/(loss) on sale of real estate owned	-	-	-	50,829
Operating income	62,919	33,170	161,545	144,027
Income/(loss) from unconsolidated entities [2][3]	10,003	14,450	4,186	29,123
Interest expense	(39,905)	(35,903)	(112,653)	(107,513)
Debt extinguishment and other associated costs	-	(386)	-	(42,336)
Total interest expense	(39,905)	(36,289)	(112,653)	(149,849)
Interest income and other income/(expense), net [3]	(7,495)	8,238	(6,934)	12,831
Income/(loss) before income taxes	25,522	19,569	46,144	36,132
Tax (provision)/benefit, net	(377)	(529)	(1,032)	(1,283)
Net Income/(loss)	25,145	19,040	45,112	34,849
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(1,533)	(1,260)	(2,684)	(2,221)
Net (income)/loss attributable to noncontrolling interests	(7)	(49)	(34)	(73)
Net income/(loss) attributable to UDR, Inc.	23,605	17,731	42,394	32,555
Distributions to preferred stockholders - Series E (Convertible)	(1,106)	(1,058)	(3,307)	(3,171)
Net income/(loss) attributable to common stockholders	$ 22,499	$ 16,673	$ 39,087	$ 29,384
Income/(loss) per weighted average common share - basic:	$0.07	$0.06	$0.12	$0.10
Income/(loss) per weighted average common share - diluted:	$0.07	$0.06	$0.12	$0.10
Common distributions declared per share	$0.38	$0.3625	$1.14	$1.0875
Weighted average number of common shares outstanding - basic	324,701	297,828	320,378	296,998
Weighted average number of common shares outstanding - diluted	325,686	301,164	321,629	298,045

(1) See Attachment 15 for definitions and other terms.
(2) During the three months ended September 30, 2022, UDR decreased its residential reserve to $11.7 million, including $0.6 million for UDR's share from unconsolidated joint ventures, which compares to a combined quarter-end accounts receivable balance of $20.8 million. The remaining unreserved amount is based on probability of collection.
(3) During the three months ended September 30, 2022, UDR recorded $10.0 million in investment loss, net from real estate technology investments. Of the $10.0 million, $8.5 million of loss (primarily due to a decrease in SmartRent's public share price) was recorded in Interest income and other income/(expense), net and $1.5 million of loss (primarily due to a decrease in SmartRent's public share price) was recorded in Income/(loss) from unconsolidated entities.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended September 30, 2022		Three Months Ended September 30, 2021		Nine Months Ended September 30, 2022		Nine Months Ended September 30, 2021	
Net income/(loss) attributable to common stockholders	$	22,499	$	16,673	$	39,087	$	29,384
Real estate depreciation and amortization		166,781		152,636		497,987		442,893
Noncontrolling interests		1,540		1,309		2,718		2,294
Real estate depreciation and amortization on unconsolidated joint ventures		7,457		7,929		22,570		24,064
Net gain on the sale of unconsolidated depreciable property		-		-		-		(2,460)
Net gain on the sale of depreciable real estate owned, net of tax		-		-		-		(50,778)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$	198,277	$	178,547	$	562,362	$	445,397
Distributions to preferred stockholders - Series E (Convertible) [2]		1,106		1,058		3,307		3,171
FFO attributable to common stockholders and unitholders, diluted	$	199,383	$	179,605	$	565,669	$	448,568
FFO per weighted average common share and unit, basic	$	0.57	$	0.56	$	1.64	$	1.39
FFO per weighted average common share and unit, diluted	$	0.57	$	0.55	$	1.63	$	1.39
Weighted average number of common shares and OP/DownREIT Units outstanding, basic		346,175		320,357		341,892		319,491
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted		350,078		326,611		346,061		323,456
Impact of adjustments to FFO:								
Debt extinguishment and other associated costs	$	-	$	386	$	-	$	42,336
Debt extinguishment and other associated costs on unconsolidated joint ventures		-		-		-		1,682
Variable upside participation on DCP, net		-		-		(10,622)		-
Legal and other		10		80		1,493		1,299
Realized (gain)/loss on real estate technology investments, net of tax [3]		376		(100)		(7,748)		(547)
Unrealized (gain)/loss on real estate technology investments, net of tax [3]		9,589		(14,499)		45,896		(22,161)
Severance costs		-		233		-		841
Casualty-related charges/(recoveries), net		901		1,609		1,210		4,894
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net		-		50		-		50
	$	10,876	$	(12,241)	$	30,229	$	28,394
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$	210,259	$	167,364	$	595,898	$	476,962
FFO as Adjusted per weighted average common share and unit, diluted	$	0.60	$	0.51	$	1.72	$	1.47
Recurring capital expenditures		(20,383)		(16,844)		(50,598)		(42,427)
AFFO attributable to common stockholders and unitholders, diluted	$	189,876	$	150,520	$	545,300	$	434,535
AFFO per weighted average common share and unit, diluted	$	0.54	$	0.46	$	1.58	$	1.34

(1) See Attachment 15 for definitions and other terms.
(2) Series E cumulative convertible preferred shares are dilutive for purposes of calculating FFO per share for the three and nine months ended September 30, 2022 and September 30, 2021. Consequently, distributions to Series E cumulative convertible preferred stockholders are added to FFO and the weighted average number of Series E cumulative convertible preferred shares are included in the denominator when calculating FFO per common share and unit, diluted.
(3) See footnote 3 on Attachment 1 for details regarding the Realized and Unrealized (gain)/loss on real estate technology investments, net of tax.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) [1]

In thousands, except share and per share amounts		September 30, 2022		December 31, 2021
ASSETS				
Real estate owned:				
Real estate held for investment	$	15,075,552	$	14,352,234
Less: accumulated depreciation		(5,594,600)		(5,136,589)
Real estate held for investment, net		9,480,952		9,215,645
Real estate under development				
(net of accumulated depreciation of $2,265 and $507)		366,200		388,062
Real estate held for disposition				
(net of accumulated depreciation of $8,944 and $0)		15,019		-
Total real estate owned, net of accumulated depreciation		9,862,171		9,603,707
Cash and cash equivalents		1,532		967
Restricted cash		28,363		27,451
Notes receivable, net		40,128		26,860
Investment in and advances to unconsolidated joint ventures, net		761,117		702,461
Operating lease right-of-use assets		194,923		197,463
Other assets		209,728		216,311
Total assets	$	11,097,962	$	10,775,220
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	1,053,560	$	1,057,380
Unsecured debt		4,572,802		4,355,407
Operating lease liabilities		190,064		192,488
Real estate taxes payable		61,210		33,095
Accrued interest payable		26,109		45,980
Security deposits and prepaid rent		53,693		55,441
Distributions payable		133,341		124,729
Accounts payable, accrued expenses, and other liabilities		135,904		136,954
Total liabilities		6,226,683		6,001,474
Redeemable noncontrolling interests in the OP and DownREIT Partnership		920,311		1,299,442
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized at September 30, 2022 and December 31, 2021:				
2,686,308 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,695,363 shares at December 31, 2021)		44,614		44,764
12,426,563 shares of Series F outstanding (12,582,575 shares				
at December 31, 2021)		1		1
Common stock, $0.01 par value; 450,000,000 shares authorized at September 30, 2022 and December 31, 2021:				
326,352,154 shares issued and outstanding (318,149,635 shares at December 31, 2021)		3,264		3,181
Additional paid-in capital		7,332,127		6,884,269
Distributions in excess of net income		(3,438,027)		(3,485,080)
Accumulated other comprehensive income/(loss), net		8,779		(4,261)
Total stockholders' equity		3,950,758		3,442,874
Noncontrolling interests		210		31,430
Total equity		3,950,968		3,474,304
Total liabilities and equity	$	11,097,962	$	10,775,220

(1) See Attachment 15 for definitions and other terms.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	September 30, 2022	December 31, 2021
Common shares	326,067,223	317,901,718
Restricted shares	284,931	247,917
Total common shares	326,352,154	318,149,635
Restricted unit and common stock equivalents	468,250	2,090,833
Operating and DownREIT Partnership units	19,698,203	19,909,308
Class A Limited Partnership units	1,751,671	1,751,671
Series E cumulative convertible preferred shares [2]	2,908,323	2,918,127
Total common shares, OP/DownREIT units, and common stock equivalents	351,178,601	344,819,574

Weighted Average Number of Shares Outstanding	3Q 2022	3Q 2021
Weighted average number of common shares and OP/DownREIT units outstanding - basic	346,175,497	320,357,128
Weighted average number of OP/DownREIT units outstanding	(21,474,486)	(22,528,609)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	324,701,011	297,828,519
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	350,078,343	326,611,412
Weighted average number of OP/DownREIT units outstanding	(21,474,486)	(22,528,609)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(2,918,020)	(2,918,127)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	325,685,837	301,164,676

	Year-to-Date 2022	Year-to-Date 2021
Weighted average number of common shares and OP/DownREIT units outstanding - basic	341,892,125	319,490,920
Weighted average number of OP/DownREIT units outstanding	(21,514,125)	(22,492,714)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	320,378,000	296,998,206
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	346,060,633	323,455,554
Weighted average number of OP/DownREIT units outstanding	(21,514,125)	(22,492,714)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(2,918,091)	(2,918,127)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	321,628,417	298,044,713

(1) See Attachment 15 for definitions and other terms.
(2) At September 30, 2022 and December 31, 2021 there were 2,686,308 and 2,695,363 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,908,323 and 2,918,127 shares of common stock if converted (after adjusting for the special dividend paid in 2008).
(3) Series E cumulative convertible preferred shares are anti-dilutive for purposes of calculating Income/(loss) per weighted average common share for the three and nine months ended September 30, 2022 and September 30, 2021.



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [2]
Secured	Fixed	$ 1,005,912	17.9%	3.42%	5.7
	Floating	27,000	0.5%	2.38%	9.5
	Combined	1,032,912	18.4%	3.39%	5.8
Unsecured	Fixed	3,940,644 [3]	70.2%	2.96%	7.9
	Floating	641,181	11.4%	3.45%	1.3
	Combined	4,581,825	81.6%	3.03%	6.9
Total Debt	Fixed	4,946,556	88.1%	3.05%	7.4
	Floating	668,181	11.9%	3.41%	1.6
	Combined	5,614,737	100.0%	3.09%	6.7
	Total Non-Cash Adjustments [4]	11,625			
	Total per Balance Sheet	$ 5,626,362		3.06%	

Debt Maturities, In thousands

	Secured Debt [5]	Unsecured Debt	Revolving Credit Facilities & Comm. Paper [2] [6] [7]	Balance	% of Total	Weighted Average Interest Rate
2022	$ 290	$ -	$ 425,000	$ 425,290	7.6%	3.44%
2023	1,242	-	-	1,242	0.0%	3.84%
2024	96,747	15,644	41,181	153,572	2.7%	3.98%
2025	174,793	-	-	174,793	3.1%	3.69%
2026	52,744	300,000	-	352,744	6.3%	2.95%
2027	2,860	650,000	-	652,860	11.6%	3.16%
2028	162,310	300,000	-	462,310	8.2%	3.72%
2029	191,986	300,000	-	491,986	8.8%	3.94%
2030	162,010	600,000	-	762,010	13.6%	3.32%
2031	160,930	600,000	-	760,930	13.6%	2.92%
Thereafter	27,000	1,350,000	-	1,377,000	24.5%	2.28%
	1,032,912	4,115,644	466,181	5,614,737	100.0%	3.09%
Total Non-Cash Adjustments [4]	20,648	(9,023)	-	11,625		
Total per Balance Sheet	$ 1,053,560	$ 4,106,621	$ 466,181	$ 5,626,362		3.06%

(1) See Attachment 15 for definitions and other terms.
(2) The 2022 maturity reflects the $425.0 million of principal outstanding at an interest rate of 3.44%, the equivalent of SOFR plus a spread of 52 basis points, on the Company's unsecured commercial paper program as of September 30, 2022. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $700.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 7.0 years without extensions and 7.1 years with extensions.
(3) Includes $175.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average all-in rate of 1.43% until July 2025.
(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.
(5) Includes principal amortization, as applicable.
(6) There were no borrowings outstanding on our $1.3 billion line of credit at September 30, 2022. The facility has a maturity date of January 2026, plus two six-month extension options and currently carries an interest rate equal to SOFR plus 10 basis points plus a spread of 75.5 basis points.
(7) There was $41.2 million outstanding on our $75.0 million working capital credit facility at September 30, 2022. The facility has a maturity date of January 2024. The working capital credit facility currently carries an interest rate equal to SOFR plus 10 basis points plus a spread of 77.5 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [(1)]

Coverage Ratios	Quarter Ended September 30, 2022
Net income/(loss)	$ 25,145
Adjustments:	
Interest expense, including debt extinguishment and other associated costs	39,905
Real estate depreciation and amortization	166,781
Other depreciation and amortization	3,430
Tax provision/(benefit), net	377
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	11,378
EBITDAre	$ 247,016
Casualty-related charges/(recoveries), net	901
Legal and other costs	10
Unrealized (gain)/loss on real estate technology investments	8,509
Realized (gain)/loss on real estate technology investments	11
(Income)/loss from unconsolidated entities	(10,003)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	(11,378)
Management fee expense on unconsolidated joint ventures	(627)
Consolidated EBITDAre - adjusted for non-recurring items	$ 234,439
Annualized consolidated EBITDAre - adjusted for non-recurring items	$ 937,756
Interest expense, including debt extinguishment and other associated costs	39,905
Capitalized interest expense	3,574
Total interest	$ 43,479
Preferred dividends	$ 1,106
Total debt	$ 5,626,362
Cash	(1,532)
Net debt	$ 5,624,830
Consolidated Interest Coverage Ratio - adjusted for non-recurring items	**5.4x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items	**5.3x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items	**6.0x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [(2)]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	32.2% [(2)]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	5.2x	Yes
Maximum Secured Debt Ratio	≤40.0%	9.1%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	358.6%	Yes

Senior Unsecured Note Covenants [(3)]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	33.7% [(3)]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.4x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	6.3%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	310.8%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	3Q 2022 NOI [(1)] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	47,206	$ 233,888	88.3%	$ 13,736,258	88.8%
Encumbered assets	7,522	31,130	11.7%	1,731,722	11.2%
	54,728	$ 265,018	100.0%	$ 15,467,980	100.0%

(1) See Attachment 15 for definitions and other terms.
(2) As defined in our credit agreement dated September 15, 2021, as amended.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended September 30, 2022	Quarter Ended June 30, 2022	Quarter Ended March 31, 2022	Quarter Ended December 31, 2021	Quarter Ended September 30, 2021
Revenues						
Same-Store Communities	50,318	$ 357,398	$ 343,363	$ 335,411	$ 329,667	$ 318,654
Stabilized, Non-Mature Communities	3,387	19,585	16,821	15,358	13,780	1,918
Development Communities	933	3,037	1,273	240	-	-
Non-Residential / Other [2]	-	9,317	5,576	4,506	2,453	5,480
Total	54,638	$ 389,337	$ 367,033	$ 355,515	$ 345,900	$ 326,052
Expenses						
Same-Store Communities		$ 111,704	$ 103,130	$ 103,125	$ 101,199	$ 104,194
Stabilized, Non-Mature Communities		6,490	5,735	5,105	4,257	464
Development Communities		1,973	1,328	680	247	99
Non-Residential / Other [2]		4,649	2,795	3,151	3,041	3,687
Total [3]		$ 124,816	$ 112,988	$ 112,061	$ 108,744	$ 108,444
Net Operating Income						
Same-Store Communities		$ 245,694	$ 240,233	$ 232,286	$ 228,468	$ 214,460
Stabilized, Non-Mature Communities		13,095	11,086	10,253	9,523	1,454
Development Communities		1,064	(55)	(440)	(247)	(99)
Non-Residential / Other [2]		4,668	2,781	1,355	(588)	1,793
Total		$ 264,521	$ 254,045	$ 243,454	$ 237,156	$ 217,608
Operating Margin						
Same-Store Communities		68.7%	70.0%	69.3%	69.3%	67.3%
Weighted Average Physical Occupancy						
Same-Store Communities		96.8%	97.1%	97.2%	97.1%	97.5%
Stabilized, Non-Mature Communities		95.5%	96.5%	96.1%	96.0%	96.4%
Development Communities		68.4%	56.5%	27.6%	-	-
Other [4]		95.4%	97.0%	96.3%	97.3%	98.1%
Total		96.3%	96.7%	96.9%	97.1%	97.5%
Sold and Held for Disposition Communities						
Revenues	90	$ 686	$ 715	$ 666	$ 1,124	$ 2,647
Expenses [3]		189	205	187	329	775
Net Operating Income/(Loss)		$ 497	$ 510	$ 479	$ 795	$ 1,872
Total	54,728	$ 265,018	$ 254,555	$ 243,933	$ 237,951	$ 219,480

(1) See Attachment 15 for definitions and other terms.
(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.
(3) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(4) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) [1]

Year-Over-Year Comparison	% of 3Q 2022 SS Operating Expenses	3Q 2022		3Q 2021		% Change
Personnel	13.3%	$	14,880	$	14,896	-0.1%
Utilities	13.8%		15,366		13,994	9.8%
Repair and maintenance	19.6%		21,866		19,499	12.1%
Administrative and marketing	6.8%		7,576		7,147	6.0%
Controllable expenses	53.5%		59,688		55,536	7.5%
Real estate taxes	40.5%	$	45,313	$	43,080	5.2%
Insurance	6.0%		6,703		5,578	20.2%
Same-Store operating expenses	100.0%	$	111,704	$	104,194	7.2%
Same-Store Homes			50,318			

Sequential Comparison	% of 3Q 2022 SS Operating Expenses	3Q 2022		2Q 2022		% Change
Personnel	13.3%	$	14,880	$	14,634	1.7%
Utilities	13.8%		15,366		13,660	12.5%
Repair and maintenance	19.6%		21,866		19,531	12.0%
Administrative and marketing	6.8%		7,576		6,658	13.8%
Controllable expenses	53.5%		59,688		54,483	9.6%
Real estate taxes	40.5%	$	45,313	$	42,547	6.5%
Insurance	6.0%		6,703		6,100	9.9%
Same-Store operating expenses	100.0%	$	111,704	$	103,130	8.3%
Same-Store Homes			50,318			

Year-to-Date Comparison	% of YTD 2022 SS Operating Expenses	YTD 2022		YTD 2021		% Change
Personnel	14.0%	$	42,202	$	42,911	-1.7%
Utilities	13.6%		40,989		37,924	8.1%
Repair and maintenance	18.5%		55,765		49,578	12.5%
Administrative and marketing	6.6%		19,933		19,870	0.3%
Controllable expenses	52.7%		158,889		150,283	5.7%
Real estate taxes	41.2%	$	124,080	$	121,644	2.0%
Insurance	6.1%		18,460		14,458	27.7%
Same-Store operating expenses	100.0%	$	301,429	$	286,385	5.3%
Same-Store Homes			47,344			

(1) See Attachment 15 for definitions and other terms.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended
September 30, 2022
(Unaudited) [1]

	Same-Store Homes	Non-Mature Homes [2]	Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [3]	Total Homes (incl. JV) [3]	Revenue Per Occupied Home (Incl. JV at Share) [4]
West Region						
Orange County, CA	4,595	-	4,595	381	4,976	$ 2,892
San Francisco, CA	2,764	221	2,985	602	3,587	3,554
Seattle, WA	2,985	-	2,985	-	2,985	2,831
Los Angeles, CA	1,225	-	1,225	340	1,565	3,228
Monterey Peninsula, CA	1,567	-	1,567	-	1,567	2,183
	13,136	**221**	**13,357**	**1,323**	**14,680**	
Mid-Atlantic Region						
Metropolitan DC	8,848	544	9,392	-	9,392	2,254
Baltimore, MD	1,597	622	2,219	-	2,219	1,831
Richmond, VA	1,359	-	1,359	-	1,359	1,806
	11,804	**1,166**	**12,970**	**-**	**12,970**	
Northeast Region						
Boston, MA	4,598	433	5,031	250	5,281	2,930
New York, NY	2,318	-	2,318	710	3,028	4,415
	6,916	**433**	**7,349**	**960**	**8,309**	
Southeast Region						
Tampa, FL	3,877	-	3,877	-	3,877	2,032
Orlando, FL	2,500	993	3,493	-	3,493	1,806
Nashville, TN	2,260	-	2,260	-	2,260	1,684
	8,637	**993**	**9,630**	**-**	**9,630**	
Southwest Region						
Dallas, TX	5,813	356	6,169	-	6,169	1,733
Austin, TX	1,272	-	1,272	-	1,272	1,886
	7,085	**356**	**7,441**	**-**	**7,441**	
Other Markets [5]	**2,740**	**1,151**	**3,891**	**554**	**4,445**	2,482
Totals	**50,318**	**4,320**	**54,638**	**2,837**	**57,475**	$ 2,460
Communities [6]	**152**	**11**	**163**	**13**	**176**	

	Homes	Communities
Total completed homes	**57,475**	**176**
Held for Disposition	90	1
Under Development [7]	899	5
Total Quarter-end homes and communities	**58,464**	**182**

(1) See Attachment 15 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature, Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(3) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 11(A) for UDR's joint venture and partnership ownership interests.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 11(A) for UDR's joint venture and partnership ownership interests.

(5) Other Markets include Denver (510 homes), Palm Beach (636 homes), Inland Empire (658 homes), San Diego (163 wholly owned, 264 JV homes), Portland (752 homes) and Philadelphia (1,172 wholly owned, 290 JV homes).

(6) Represents communities where 100 percent of all development homes have been completed.

(7) See Attachment 9 for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary and Net Operating Income by Market
September 30, 2022
(Unaudited) [1]

Non-Mature Home Breakout - By Date

Community	Category	# of Homes	Market	Same-Store Quarter [2]
Canterbury Apartments	Stabilized, Non-Mature	544	Metropolitan DC	4Q22
The Smith Valley Forge	Stabilized, Non-Mature	320	Philadelphia, PA	4Q22
1274 at Towson	Stabilized, Non-Mature	192	Baltimore, MD	4Q22
322 on North Broad	Stabilized, Non-Mature	339	Philadelphia, PA	4Q22
Arbors at Maitland Summit	Stabilized, Non-Mature	663	Orlando, FL	1Q23
Essex Luxe	Stabilized, Non-Mature	330	Orlando, FL	1Q23
Quarters at Towson Town Center	Stabilized, Non-Mature	430	Baltimore, MD	1Q23
Bradlee Danvers	Stabilized, Non-Mature	433	Boston, MA	3Q23
1532 Harrison	Stabilized, Non-Mature	136	San Francisco, CA	4Q23
Cirrus	Development	292	Denver, CO	2Q24
The George Apartments	Development	200	Philadelphia, PA	2Q24
Vitruvian West Phase 3	Development	356	Dallas, TX	2Q24
5421 at Dublin Station	Development	85	San Francisco, CA	1Q25
Total		**4,320**		

Net Operating Income Breakout By Market

Region	As a % of NOI Same-Store	Total	Region	As a % of NOI Same-Store	Total
West Region			**Southeast Region**		
Orange County, CA	12.1%	11.3%	Tampa, FL	6.0%	5.4%
San Francisco, CA	8.0%	8.0%	Orlando, FL	3.7%	4.5%
Seattle, WA	7.3%	6.9%	Nashville, TN	3.2%	2.8%
Los Angeles, CA	3.2%	3.4%		**12.9%**	**12.7%**
Monterey Peninsula, CA	3.1%	2.8%	**Southwest Region**		
	33.7%	**32.4%**	Dallas, TX	7.4%	7.0%
Mid-Atlantic Region			Austin, TX	1.6%	1.4%
Metropolitan DC	16.4%	15.4%		**9.0%**	**8.4%**
Baltimore, MD	2.2%	2.8%			
Richmond, VA	2.2%	1.9%	**Other Markets** [3]	**5.5%**	**7.5%**
	20.8%	**20.1%**			
Northeast Region					
Boston, MA	11.4%	11.5%			
New York, NY	6.7%	7.4%			
	18.1%	**18.9%**	**Total**	**100.0%**	**100.0%**

(1) See Attachment 15 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(3) See Attachment 7(A), footnote 5 for details regarding location of the Other Markets.



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
September 30, 2022
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on 3Q 2022 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			3Q 22	3Q 21	Change	3Q 22	3Q 21	Change
West Region								
Orange County, CA	4,595	12.1%	96.8%	97.9%	-1.1%	$ 2,886	$ 2,697	7.0%
San Francisco, CA	2,764	8.0%	96.5%	96.4%	0.1%	3,437	3,054	12.5%
Seattle, WA	2,985	7.3%	97.0%	97.5%	-0.5%	2,831	2,473	14.5%
Los Angeles, CA	1,225	3.2%	96.7%	97.1%	-0.4%	3,048	2,876	6.0%
Monterey Peninsula, CA	1,567	3.1%	96.3%	97.4%	-1.1%	2,183	2,028	7.6%
	13,136	**33.7%**	**96.7%**	**97.5%**	**-0.8%**	**2,921**	**2,657**	**9.9%**
Mid-Atlantic Region								
Metropolitan DC	8,848	16.4%	96.9%	97.0%	-0.1%	2,294	2,117	8.4%
Baltimore, MD	1,597	2.2%	96.0%	97.4%	-1.4%	1,838	1,701	8.1%
Richmond, VA	1,359	2.2%	97.2%	98.1%	-0.9%	1,806	1,554	16.2%
	11,804	**20.8%**	**96.8%**	**97.2%**	**-0.4%**	**2,176**	**1,995**	**9.1%**
Northeast Region								
Boston, MA	4,598	11.4%	96.7%	97.1%	-0.4%	2,972	2,749	8.1%
New York, NY	2,318	6.7%	97.7%	97.5%	0.2%	4,349	3,332	30.5%
	6,916	**18.1%**	**97.1%**	**97.2%**	**-0.1%**	**3,437**	**2,945**	**16.7%**
Southeast Region								
Tampa, FL	3,877	6.0%	96.7%	97.7%	-1.0%	2,032	1,677	21.2%
Orlando, FL	2,500	3.7%	96.5%	97.8%	-1.3%	1,755	1,474	19.1%
Nashville, TN	2,260	3.2%	97.0%	98.2%	-1.2%	1,684	1,443	16.7%
	8,637	**12.9%**	**96.7%**	**97.9%**	**-1.2%**	**1,861**	**1,557**	**19.5%**
Southwest Region								
Dallas, TX	5,813	7.4%	96.6%	97.8%	-1.2%	1,736	1,491	16.4%
Austin, TX	1,272	1.6%	97.3%	98.6%	-1.3%	1,886	1,625	16.1%
	7,085	**9.0%**	**96.7%**	**97.9%**	**-1.2%**	**1,763**	**1,515**	**16.4%**
Other Markets	**2,740**	**5.5%**	**96.8%**	**97.8%**	**-1.0%**	**2,439**	**2,210**	**10.4%**
Total/Weighted Avg.	**50,318**	**100.0%**	**96.8%**	**97.5%**	**-0.7%**	**$ 2,446**	**$ 2,164**	**13.0%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
September 30, 2022
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s) Revenues 3Q 22	Revenues 3Q 21	Revenues Change	Expenses 3Q 22	Expenses 3Q 21	Expenses Change	Net Operating Income 3Q 22	Net Operating Income 3Q 21	Net Operating Income Change
West Region										
Orange County, CA	4,595	$ 38,515	$ 36,402	5.8%	$ 8,863	$ 7,857	12.8%	$ 29,652	$ 28,545	3.9%
San Francisco, CA	2,764	27,506	24,301	13.2%	7,881	7,576	4.0%	19,625	16,725	17.3%
Seattle, WA	2,985	24,593	21,590	13.9%	6,702	6,618	1.3%	17,891	14,972	19.5%
Los Angeles, CA	1,225	10,831	10,264	5.5%	2,867	2,864	0.1%	7,964	7,400	7.6%
Monterey Peninsula, CA	1,567	9,881	9,273	6.6%	2,255	2,078	8.5%	7,626	7,195	6.0%
	13,136	**111,326**	**101,830**	**9.3%**	**28,568**	**26,993**	**5.8%**	**82,758**	**74,837**	**10.6%**
Mid-Atlantic Region										
Metropolitan DC	8,848	58,998	54,512	8.2%	18,740	17,926	4.5%	40,258	36,586	10.0%
Baltimore, MD	1,597	8,453	7,936	6.5%	2,975	2,589	14.9%	5,478	5,347	2.4%
Richmond, VA	1,359	7,157	6,216	15.1%	1,842	1,645	12.0%	5,315	4,571	16.3%
	11,804	**74,608**	**68,664**	**8.7%**	**23,557**	**22,160**	**6.3%**	**51,051**	**46,504**	**9.8%**
Northeast Region										
Boston, MA	4,598	39,648	36,821	7.7%	11,753	11,229	4.7%	27,895	25,592	9.0%
New York, NY	2,318	29,545	22,590	30.8%	13,054	12,852	1.6%	16,491	9,738	69.4%
	6,916	**69,193**	**59,411**	**16.5%**	**24,807**	**24,081**	**3.0%**	**44,386**	**35,330**	**25.6%**
Southeast Region										
Tampa, FL	3,877	22,849	19,057	19.9%	7,990	7,208	10.9%	14,859	11,849	25.4%
Orlando, FL	2,500	12,703	10,809	17.5%	3,692	3,407	8.4%	9,011	7,402	21.7%
Nashville, TN	2,260	11,072	9,606	15.3%	3,260	2,885	13.0%	7,812	6,721	16.2%
	8,637	**46,624**	**39,472**	**18.1%**	**14,942**	**13,500**	**10.7%**	**31,682**	**25,972**	**22.0%**
Southwest Region										
Dallas, TX	5,813	29,242	25,425	15.0%	11,021	9,783	12.6%	18,221	15,642	16.5%
Austin, TX	1,272	7,001	6,114	14.5%	3,182	2,499	27.3%	3,819	3,615	5.6%
	7,085	**36,243**	**31,539**	**14.9%**	**14,203**	**12,282**	**15.6%**	**22,040**	**19,257**	**14.5%**
Other Markets	**2,740**	**19,404**	**17,738**	**9.4%**	**5,627**	**5,178**	**8.7%**	**13,777**	**12,560**	**9.7%**
Total [2]	**50,318**	**$ 357,398**	**$ 318,654**	**12.2%**	**$ 111,704**	**$ 104,194**	**7.2%**	**$ 245,694**	**$ 214,460**	**14.6%**

(1) See Attachment 15 for definitions and other terms.
(2) With concessions reflected on a straight-line basis, Same-Store Revenue and Same-Store NOI increased year-over-year by 12.7% and 15.5%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(C)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
September 30, 2022
(Unaudited) (1)

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		3Q 22	2Q 22	Change	3Q 22	2Q 22	Change
West Region							
Orange County, CA	4,595	96.8%	96.6%	0.2%	$ 2,886	$ 2,825	2.2%
San Francisco, CA	2,764	96.5%	96.3%	0.2%	3,437	3,297	4.2%
Seattle, WA	2,985	97.0%	97.6%	-0.6%	2,831	2,687	5.4%
Los Angeles, CA	1,225	96.7%	96.5%	0.2%	3,048	3,044	0.1%
Monterey Peninsula, CA	1,567	96.3%	96.5%	-0.2%	2,183	2,111	3.4%
	13,136	**96.7%**	**96.8%**	**-0.1%**	**2,921**	**2,825**	**3.4%**
Mid-Atlantic Region							
Metropolitan DC	8,848	96.9%	97.5%	-0.6%	2,294	2,201	4.2%
Baltimore, MD	1,597	96.0%	97.1%	-1.1%	1,838	1,793	2.5%
Richmond, VA	1,359	97.2%	97.6%	-0.4%	1,806	1,658	8.9%
	11,804	**96.8%**	**97.4%**	**-0.6%**	**2,176**	**2,086**	**4.4%**
Northeast Region							
Boston, MA	4,598	96.7%	96.7%	0.0%	2,972	2,843	4.5%
New York, NY	2,318	97.7%	98.2%	-0.5%	4,349	4,093	6.3%
	6,916	**97.1%**	**97.2%**	**-0.1%**	**3,437**	**3,266**	**5.2%**
Southeast Region							
Tampa, FL	3,877	96.7%	96.8%	-0.1%	2,032	1,935	5.0%
Orlando, FL	2,500	96.5%	97.0%	-0.5%	1,755	1,672	5.0%
Nashville, TN	2,260	97.0%	97.5%	-0.5%	1,684	1,594	5.6%
	8,637	**96.7%**	**97.0%**	**-0.3%**	**1,861**	**1,769**	**5.2%**
Southwest Region							
Dallas, TX	5,813	96.6%	96.9%	-0.3%	1,736	1,645	5.5%
Austin, TX	1,272	97.3%	98.1%	-0.8%	1,886	1,778	6.1%
	7,085	**96.7%**	**97.1%**	**-0.4%**	**1,763**	**1,669**	**5.6%**
Other Markets	**2,740**	**96.8%**	**97.2%**	**-0.4%**	**2,439**	**2,359**	**3.4%**
Total/Weighted Avg.	**50,318**	**96.8%**	**97.1%**	**-0.3%**	**$ 2,446**	**$ 2,342**	**4.4%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
September 30, 2022
(Unaudited) [1]

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		3Q 22	2Q 22	Change	3Q 22	2Q 22	Change	3Q 22	2Q 22	Change
West Region										
Orange County, CA	4,595	$ 38,515	$ 37,613	2.4%	$ 8,863	$ 7,795	13.7%	$ 29,652	$ 29,818	-0.6%
San Francisco, CA	2,764	27,506	26,330	4.5%	7,881	7,323	7.6%	19,625	19,007	3.3%
Seattle, WA	2,985	24,593	23,480	4.7%	6,702	6,304	6.3%	17,891	17,176	4.2%
Los Angeles, CA	1,225	10,831	10,796	0.3%	2,867	2,830	1.3%	7,964	7,966	0.0%
Monterey Peninsula, CA	1,567	9,881	9,575	3.2%	2,255	2,133	5.7%	7,626	7,442	2.5%
	13,136	111,326	107,794	3.3%	28,568	26,385	8.3%	82,758	81,409	1.7%
Mid-Atlantic Region										
Metropolitan DC	8,848	58,998	56,959	3.6%	18,740	17,625	6.3%	40,258	39,334	2.4%
Baltimore, MD	1,597	8,453	8,341	1.3%	2,975	2,758	7.9%	5,478	5,583	-1.9%
Richmond, VA	1,359	7,157	6,597	8.5%	1,842	1,580	16.6%	5,315	5,017	5.9%
	11,804	74,608	71,897	3.8%	23,557	21,963	7.3%	51,051	49,934	2.2%
Northeast Region										
Boston, MA	4,598	39,648	37,928	4.5%	11,753	10,712	9.7%	27,895	27,216	2.5%
New York, NY	2,318	29,545	27,952	5.7%	13,054	11,961	9.1%	16,491	15,991	3.1%
	6,916	69,193	65,880	5.0%	24,807	22,673	9.4%	44,386	43,207	2.7%
Southeast Region										
Tampa, FL	3,877	22,849	21,789	4.9%	7,990	7,373	8.4%	14,859	14,416	3.1%
Orlando, FL	2,500	12,703	12,165	4.4%	3,692	3,448	7.1%	9,011	8,717	3.4%
Nashville, TN	2,260	11,072	10,536	5.1%	3,260	3,143	3.7%	7,812	7,393	5.7%
	8,637	46,624	44,490	4.8%	14,942	13,964	7.0%	31,682	30,526	3.8%
Southwest Region										
Dallas, TX	5,813	29,242	27,799	5.2%	11,021	10,402	5.9%	18,221	17,397	4.7%
Austin, TX	1,272	7,001	6,657	5.2%	3,182	2,557	24.5%	3,819	4,100	-6.9%
	7,085	36,243	34,456	5.2%	14,203	12,959	9.6%	22,040	21,497	2.5%
Other Markets	2,740	19,404	18,846	3.0%	5,627	5,186	8.5%	13,777	13,660	0.9%
Total [2]	50,318	$ 357,398	$ 343,363	4.1%	$ 111,704	$ 103,130	8.3%	$ 245,694	$ 240,233	2.3%

(1) See Attachment 15 for definitions and other terms.
(2) With concessions reflected on a straight-line basis, Same-Store Revenue and Same-Store NOI increased quarter-over-quarter by 4.7% and 3.1%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
September 30, 2022
(Unaudited) [1]

| | Total Same-Store Homes | % of Same-Store Portfolio Based on YTD 2022 NOI | Same-Store | | | | | |
| | | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
			YTD 22	YTD 21	Change	YTD 22	YTD 21	Change
West Region								
Orange County, CA	4,595	12.8%	96.9%	97.6%	-0.7%	$ 2,815	$ 2,568	9.6%
San Francisco, CA	2,764	8.2%	96.6%	94.5%	2.1%	3,310	3,038	9.0%
Seattle, WA	2,726	6.9%	97.5%	97.1%	0.4%	2,679	2,360	13.5%
Los Angeles, CA	1,225	3.4%	96.6%	96.0%	0.6%	3,022	2,651	14.0%
Monterey Peninsula, CA	1,567	3.3%	96.5%	97.0%	-0.5%	2,164	1,972	9.7%
	12,877	**34.6%**	**96.9%**	**96.6%**	**0.3%**	**2,833**	**2,557**	**10.8%**
Mid-Atlantic Region								
Metropolitan DC	8,380	16.4%	97.2%	96.4%	0.8%	2,246	2,119	6.0%
Baltimore, MD	1,597	2.4%	96.7%	98.0%	-1.3%	1,802	1,653	9.0%
Richmond, VA	1,359	2.2%	97.5%	98.3%	-0.8%	1,687	1,509	11.8%
	11,336	**21.0%**	**97.2%**	**96.9%**	**0.3%**	**2,117**	**1,978**	**7.0%**
Northeast Region								
Boston, MA	4,298	11.3%	96.8%	96.5%	0.3%	2,934	2,721	7.8%
New York, NY	2,318	7.0%	98.1%	96.2%	1.9%	4,158	3,529	17.8%
	6,616	**18.3%**	**97.3%**	**96.4%**	**0.9%**	**3,367**	**3,004**	**12.1%**
Southeast Region								
Tampa, FL	3,877	6.2%	96.9%	97.5%	-0.6%	1,935	1,621	19.4%
Orlando, FL	2,500	3.8%	96.8%	97.4%	-0.6%	1,675	1,455	15.1%
Nashville, TN	2,260	3.2%	97.5%	97.9%	-0.4%	1,599	1,416	12.9%
	8,637	**13.2%**	**97.0%**	**97.6%**	**-0.6%**	**1,772**	**1,519**	**16.6%**
Southwest Region								
Dallas, TX	3,866	5.2%	97.1%	97.1%	0.0%	1,688	1,512	11.6%
Austin, TX	1,272	1.7%	97.7%	98.1%	-0.4%	1,794	1,586	13.1%
	5,138	**6.9%**	**97.2%**	**97.3%**	**-0.1%**	**1,714**	**1,530**	**12.0%**
Other Markets	**2,740**	**6.0%**	**97.1%**	**97.4%**	**-0.3%**	**2,363**	**2,107**	**12.1%**
Total/Weighted Avg.	**47,344**	**100.0%**	**97.1%**	**96.9%**	**0.2%**	**$ 2,394**	**$ 2,152**	**11.2%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(F)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
September 30, 2022
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		YTD 22	YTD 21	Change	YTD 22	YTD 21	Change	YTD 22	YTD 21	Change
West Region										
Orange County, CA	4,595	$ 112,813	$ 103,668	8.8%	$ 24,595	$ 23,047	6.7%	$ 88,218	$ 80,621	9.4%
San Francisco, CA	2,764	79,552	71,376	11.5%	22,888	22,280	2.7%	56,664	49,096	15.4%
Seattle, WA	2,726	64,085	56,189	14.1%	17,074	16,985	0.5%	47,011	39,204	19.9%
Los Angeles, CA	1,225	32,181	28,058	14.7%	8,535	8,372	1.9%	23,646	19,686	20.1%
Monterey Peninsula, CA	1,567	29,449	26,941	9.3%	6,506	6,019	8.1%	22,943	20,922	9.7%
	12,877	318,080	286,232	11.1%	79,598	76,703	3.8%	238,482	209,529	13.8%
Mid-Atlantic Region										
Metropolitan DC	8,380	164,640	154,026	6.9%	51,556	49,622	3.9%	113,084	104,404	8.3%
Baltimore, MD	1,597	25,041	23,280	7.6%	8,426	7,471	12.8%	16,615	15,809	5.1%
Richmond, VA	1,359	20,114	18,139	10.9%	5,064	4,676	8.3%	15,050	13,463	11.8%
	11,336	209,795	195,445	7.3%	65,046	61,769	5.3%	144,749	133,676	8.3%
Northeast Region										
Boston, MA	4,298	109,865	101,567	8.2%	32,168	29,842	7.8%	77,697	71,725	8.3%
New York, NY	2,318	85,097	70,831	20.1%	37,094	37,464	-1.0%	48,003	33,367	43.9%
	6,616	194,962	172,398	13.1%	69,262	67,306	2.9%	125,700	105,092	19.6%
Southeast Region										
Tampa, FL	3,877	65,421	55,147	18.6%	22,526	20,606	9.3%	42,895	34,541	24.2%
Orlando, FL	2,500	36,474	31,897	14.4%	10,408	9,752	6.7%	26,066	22,145	17.7%
Nashville, TN	2,260	31,707	28,203	12.4%	9,476	8,688	9.1%	22,231	19,515	13.9%
	8,637	133,602	115,247	15.9%	42,410	39,046	8.6%	91,192	76,201	19.7%
Southwest Region										
Dallas, TX	3,866	57,024	51,091	11.6%	21,231	19,489	8.9%	35,793	31,602	13.3%
Austin, TX	1,272	20,070	17,813	12.7%	8,114	7,227	12.3%	11,956	10,586	12.9%
	5,138	77,094	68,904	11.9%	29,345	26,716	9.8%	47,749	42,188	13.2%
Other Markets	2,740	56,593	50,606	11.8%	15,768	14,845	6.2%	40,825	35,761	14.2%
Total [2]	47,344	$ 990,126	$ 888,832	11.4%	$ 301,429	$ 286,385	5.3%	$ 688,697	$ 602,447	14.3%

(1) See Attachment 15 for definitions and other terms.

(2) With concessions reflected on a straight-line basis, Same-Store revenue and Same-Store NOI increased year-over-year by 11.3% and 14.2%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(G)

UDR, Inc.
Same-Store Operating Information By Major Market
September 30, 2022
(Unaudited) [1]

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover			
	3Q 2022	3Q 2022	3Q 2022	3Q 2022	3Q 2021	YTD 2022	YTD 2021
West Region							
Orange County, CA	12.2%	13.3%	10.9%	54.7%	53.5%	43.7%	46.6%
San Francisco, CA	14.9%	18.8%	11.2%	49.2%	49.3%	40.1%	44.7%
Seattle, WA	7.2%	3.7%	13.2%	60.2%	56.9%	51.0%	53.0%
Los Angeles, CA	16.0%	20.0%	11.6%	38.9%	40.2%	33.2%	39.5%
Monterey Peninsula, CA	9.1%	12.0%	7.9%	36.5%	28.1%	30.5%	29.0%
	11.8%	**12.4%**	**11.0%**	**52.4%**	**50.8%**	**42.8%**	**45.8%**
Mid-Atlantic Region							
Metropolitan DC	8.2%	6.9%	9.3%	58.6%	54.7%	45.5%	46.6%
Baltimore, MD	8.2%	5.6%	11.3%	71.1%	65.1%	58.9%	50.4%
Richmond, VA	13.0%	10.6%	15.3%	62.2%	50.2%	50.1%	44.8%
	8.6%	**7.1%**	**10.0%**	**61.0%**	**55.9%**	**48.4%**	**46.9%**
Northeast Region							
Boston, MA	11.2%	10.3%	12.1%	60.0%	60.1%	47.0%	48.2%
New York, NY	20.2%	26.7%	15.0%	66.1%	64.7%	45.5%	47.1%
	15.1%	**16.9%**	**13.5%**	**62.1%**	**61.7%**	**46.5%**	**47.9%**
Southeast Region							
Tampa, FL	18.0%	16.9%	19.3%	61.3%	48.7%	57.5%	48.1%
Orlando, FL	20.9%	20.5%	21.4%	62.7%	52.4%	51.3%	49.2%
Nashville, TN	17.2%	16.8%	17.6%	59.5%	52.3%	52.0%	50.3%
	18.6%	**17.9%**	**19.4%**	**61.3%**	**50.8%**	**54.4%**	**49.0%**
Southwest Region							
Dallas, TX	14.6%	14.2%	14.9%	63.3%	55.4%	53.1%	50.7%
Austin, TX	15.9%	13.7%	18.3%	63.6%	54.3%	53.3%	50.0%
	14.8%	**14.1%**	**15.5%**	**63.4%**	**55.2%**	**53.1%**	**50.5%**
Other Markets	**12.8%**	**11.6%**	**14.3%**	**60.4%**	**53.7%**	**48.4%**	**45.2%**
Total/Weighted Avg.	**13.1%**	**13.1%**	**13.0%**	**58.8%**	**53.7%**	**47.8%**	**47.1%**

Allocation of Total Homes Repriced during the Quarter	**49.1%**	**50.9%**

(1) See Attachment 15 for definitions and other terms.



Attachment 9

UDR, Inc.
Development and Land Summary
September 30, 2022
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction											
5421 at Dublin Station	Dublin, CA	220	85	$ 123,297	$ 125,000	$ 568	4Q19	3Q22	4Q22	11.4%	1.4%
Vitruvian West Phase 3	Addison, TX	405	356	71,687	74,000	183	1Q21	1Q22	1Q23	75.1%	72.6%
The MO	Washington, DC	300	-	130,954	145,000	483	3Q20	4Q22	2Q23	3.3%	-
Villas at Fiori	Addison, TX	85	-	14,771	53,500	629	1Q22	1Q24	2Q24	-	-
Meridian	Tampa, FL	330	-	27,756	134,000	406	1Q22	2Q24	2Q24	-	-
Total Under Construction		**1,340**	**441**	**$ 368,465**	**$ 531,500**	**$ 397**					
Completed Projects, Non-Stabilized											
Cirrus	Denver, CO	292	292	$ 101,060	$ 101,850	$ 349	3Q19	1Q22	2Q22	67.1%	62.0%
The George Apartments	King of Prussia, PA	200	200	65,932	68,000	340	4Q20	1Q22	3Q22	94.5%	85.5%
Total Completed, Non-Stabilized		**492**	**492**	**$ 166,992**	**$ 169,850**	**$ 345**					
Total - Wholly Owned		**1,832**	**933**	**$ 535,457**	**$ 701,350**	**$ 383**					

NOI From Wholly-Owned Projects	3Q 22
Projects Under Construction	$ 208
Completed, Non-Stabilized	856
Total	**$ 1,064**

Land Summary

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis
Vitruvian Park®	Addison, TX	100%	$ 34,655
Alameda Point Block 11	Alameda, CA	100%	30,013
Newport Village II	Alexandria, VA	100%	14,448
2727 Turtle Creek (includes 3 phases)	Dallas, TX	100%	91,210
488 Riverwalk	Fort Lauderdale, FL	100%	16,923
3001 Iowa Avenue	Riverside, CA	100%	13,870
Total			**$ 201,119**

(1) See Attachment 15 for definitions and other terms.



Attachment 10

UDR, Inc.
Redevelopment Summary
September 30, 2022
(Dollars in Thousands)
(Unaudited) [1]

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule Start	Schedule Compl.	Percentage Leased	Percentage Occupied
Projects in Redevelopment with Stabilized Operations											
Eight80 Newport Beach [3]	Newport Beach, CA	1,447	30	-	$ 12,378	$ 18,000	$ 600	1Q21	4Q22	97.4%	96.0%
2000 Post [3]	San Francisco, CA	328	15	-	6,571	8,000	533	1Q22	4Q22	96.6%	95.4%
Lakeline Villas [4]	Cedar Park, TX	309	288	23	1,185	10,500	36	3Q22	2Q24	99.0%	97.1%
Red Stone Ranch [4]	Cedar Park, TX	324	324	28	1,558	12,000	37	3Q22	2Q24	97.2%	96.0%
Towson Promenade [4]	Towson, MD	379	379	-	295	17,000	45	3Q22	2Q24	99.5%	98.9%
20 Lambourne [4]	Towson, MD	264	264	19	1,167	9,000	34	3Q22	2Q24	93.2%	90.9%
Lenox Farms [4]	Braintree, MA	338	338	9	1,411	15,500	46	3Q22	3Q24	96.8%	95.3%
Total		**3,389**	**1,638**	**79**	**$ 24,565**	**$ 90,000**	**$ 55**				

(1) See Attachment 15 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the Projects.
(3) Projects consist of unit additions and renovation of related common area amenities. Existing homes for these Projects remain in Same-Store.
(4) Projects consist of unit renovations and renovation of related common area amenities. These communities remain in Same-Store.



Attachment 11(A)

UDR, Inc.
Unconsolidated Summary
September 30, 2022
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics	Own. Interest	# of Comm.	# of Homes	Physical Occupancy 3Q 22	Total Rev. per Occ. Home 3Q 22	Net Operating Income UDR's Share 3Q 22	YTD 22	Total YTD 22 [2]
UDR / MetLife	50%	13	2,837	96.6%	$ 3,995	$ 10,372	$ 29,806	$ 59,283

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [3]	Total Project Debt [3]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife	$ 1,712,560	$ 858,617	$ 260,336	3.57%	2024-2031

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [4]	3Q 22 vs. 3Q 21 Growth Revenue	Expense	NOI	3Q 22 vs. 2Q 22 Growth Revenue	Expense	NOI
UDR / MetLife	13	17.4%	10.3%	22.2%	4.9%	11.1%	1.4%

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [4]	YTD 22 vs. YTD 21 Growth Revenue	Expense	NOI
UDR / MetLife	13	13.5%	4.0%	20.2%

Other Unconsolidated Investments [5]	UDR Investment [6] Commitment	Funded	Balance	Income/(Loss) from Investments 3Q 22 [7]
RETV I	$ 18,000	$ 13,680	$ 25,639	$ (1,458)
RETV II	18,000	9,900	9,607	122
RET Strategic Fund	25,000	7,500	7,435	(37)
RET ESG Fund	10,000	4,000	3,959	(72)
Climate Technology Funds	10,000	5,344	5,262	(27)
Total	$ 81,000	$ 40,424	$ 51,902	$ (1,472)

(1) See Attachment 15 for definitions and other terms.
(2) Represents NOI at 100% for the period ended September 30, 2022.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.
(4) Joint Venture Same-Store growth is presented at UDR's ownership interest.
(5) Other unconsolidated investments represent UDR's investments in real estate technology and climate technology funds.
(6) Investment commitment represents maximum equity and therefore excludes realized/unrealized gain/(loss). Investment funded represents cash funded towards the investment commitment. Investment balance includes amount funded plus realized/unrealized gain/(loss), less distributions received prior to the period end.
(7) Income/(loss) from investments is deducted/added back to FFOA and is primarily due to a decrease in SmartRent's public share price.



Attachment 11(B)

UDR, Inc.
Developer Capital Program
September 30, 2022
(Dollars in Thousands)
(Unaudited) [1]

Developer Capital Program [2][3]

Community	Location	# of Homes	UDR Investment Commitment [4]	Balance [4]	Return Rate	Years to Maturity	Upside Participation
Preferred Equity							
Junction	Santa Monica, CA	66	$ 8,800	$ 14,415	12.0%	0.2	-
1300 Fairmount	Philadelphia, PA	471	51,393	69,013	8.5%	1.0	Variable
Modera Lake Merritt	Oakland, CA	173	27,250	34,073	9.0%	1.6	Variable
Thousand Oaks	Thousand Oaks, CA	142	20,059	24,342	9.0%	2.4	Variable
Vernon Boulevard	Queens, NY	534	40,000	53,104	13.0%	2.8	Variable
Makers Rise	Herndon, VA	356	30,208	33,299	9.0%	3.3	Variable
121 at Watters	Allen, TX	469	19,843	22,009	9.0%	3.5	Variable
Infield Phase I	Kissimmee, FL	384	16,044	17,201	14.0%	1.6	-
Upton Place	Washington, DC	689	52,163	55,465	9.7%	5.2	-
Meetinghouse	Portland, OR	232	11,600	12,007	8.25%	4.4	-
Heirloom	Portland, OR	286	16,185	16,539	8.25%	4.7	-
Portfolio Recapitalization [5]	Various	2,460	102,000	102,674	8.0%	6.7	-
Total - Preferred Equity		**6,262**	**$ 395,545**	**$ 454,141**	**9.5%**	**3.9**	
Secured Loans							
Menifee	Menifee, CA	237	$ 24,447	$ -	11.0%	4.2	-
Riverside	Riverside, CA	482	59,676	9,812	11.0%	4.2	-
Total - Secured Loans		**719**	**$ 84,123**	**$ 9,812**	**11.0%**	**4.2**	
Total - Developer Capital Program		**6,981**	**$ 479,668**	**$ 463,953**	**9.5%**	**3.9**	

	3Q 22
Income/(loss) from investments	$ 13,502

(1) See Attachment 15 for definitions and other terms.

(2) UDR's investments are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.

(3) In June 2017, UDR entered into a joint venture agreement (1532 Harrison) with an unaffiliated developer resulting in UDR funding $24.6 million of preferred equity. The developer constructed a 136 apartment home community. During the third quarter of 2022, the developer defaulted on the senior construction loan. As a result, UDR purchased the loan from the lender pursuant to a contract entered into with the lender at the time UDR made its initial investment, and initiated foreclosure proceedings. UDR expects to take title to the property in 2023. As a result of the default in September 2022, UDR began consolidating the joint venture.

(4) Investment commitment represents maximum loan principal or equity and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.

(5) In July 2022, UDR entered into a joint venture agreement with an unaffiliated partner on 14 stabilized communities located in various markets.



Attachment 12

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
September 30, 2022
(Dollars in Thousands)
(Unaudited) [1]

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	UDR Investment Commitment	Return Rate	# of Homes
Developer Capital Program - Investment							
Mar-22	Meetinghouse	Portland, OR	N/A	N/A	$ 11,600	8.25%	232
Jun-22	Heirloom	Portland, OR	N/A	N/A	16,185	8.25%	286
Jun-22	Menifee	Menifee, CA	N/A	N/A	24,447	11.0%	237
Jun-22	Riverside	Riverside, CA	N/A	N/A	59,676	11.0%	482
Jul-22	Portfolio Recapitalization	Various	N/A	N/A	102,000	8.0%	2,460
					$ 213,908	9.2%	3,697

Developer Capital Program - Redemption/Repayment			Proceeds Received Life to Date	Proceeds Received at Redemption/ Repayment	UDR Investment	Return Rate	# of Homes
Jan-22	1200 Broadway	Nashville, TN	$ 88,095	$ 74,037	$ 55,558	12.25%	330
Mar-22	Infield Phase II	Kissimmee, FL	3,098	3,098	2,760	14.0%	-
			$ 91,193	$ 77,135	$ 58,318	12.3%	330

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Acquisitions - Wholly-Owned								
Jun-22	Bradlee Danvers	Danvers, MA	0%	100%	$ 207,500	$ -	433	$ 479
					$ 207,500	$ -	433	$ 479
Acquisitions - Wholly-Owned Land								
Apr-22	488 Riverwalk	Fort Lauderdale, FL	0%	100%	$ 16,000	$ -	-	$ -
Jun-22	3001 Iowa Avenue [3]	Riverside, CA	0%	100%	29,000	-	-	-
Jun-22	2727 Turtle Creek (includes 3 phases)	Dallas, TX	0%	100%	90,200	-	-	-
					$ 135,200	$ -	-	$ -

(1) See Attachment 15 for definitions and other terms.
(2) Price represents 100% of the asset. Debt represents 100% of the asset's indebtedness.
(3) Acquisition of 3001 Iowa Avenue included 2 operating retail parcels.



Attachment 13

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
September 30, 2022
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Estimated Useful Life (yrs.)	Three Months Ended September 30, 2022	Cost per Home	Capex as a % of NOI	Nine Months Ended September 30, 2022	Cost per Home	Capex as a % of NOI
Average number of homes [3]		53,704			53,439		
Recurring Cap Ex							
Asset preservation							
Building interiors	5 - 20	$ 9,099	$ 169		$ 21,571	$ 404	
Building exteriors	5 - 20	4,083	76		10,586	198	
Landscaping and grounds	10	1,206	22		3,976	74	
Total asset preservation		14,388	268		36,133	676	
Turnover related	5	4,932	92		12,214	229	
Total Recurring Cap Ex		**19,320**	**360**	**7%**	**48,347**	**905**	**6%**
NOI Enhancing Cap Ex	5 - 20	**22,620**	**421**		**48,092**	**900**	
Total Recurring and NOI Enhancing Cap Ex		**$ 41,940**	**$ 781**		**$ 96,439**	**$ 1,805**	

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended September 30, 2022	Cost per Home	Nine Months Ended September 30, 2022	Cost per Home
Average number of homes [3]	53,704		53,439	
Contract services	**$ 10,192**	**$ 190**	**$ 29,517**	**$ 552**
Turnover related expenses	**7,556**	**141**	**18,758**	**351**
Other Repair and Maintenance				
Building interiors	3,957	74	10,350	194
Building exteriors	1,703	32	3,531	66
Landscaping and grounds	252	5	1,477	28
Total Repair and Maintenance	**$ 23,660**	**$ 441**	**$ 63,633**	**$ 1,191**

(1) See Attachment 15 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes owned at the end of each month.



Attachment 14

UDR, Inc.
4Q 2022 and Full-Year 2022 Guidance
September 30, 2022
(Unaudited) [1]

Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	4Q 2022	Full-Year 2022 Guidance		
		Full-Year 2022	Prior Guidance	Change from Prior Midpoint
Income/(loss) per weighted average common share, diluted	$0.11 to $0.13	$0.23 to $0.25	$0.19 to $0.23	$0.03
FFO per common share and unit, diluted	$0.60 to $0.62	$2.23 to $2.25	$2.23 to $2.27	($0.01)
FFO as Adjusted per common share and unit, diluted	$0.60 to $0.62	$2.32 to $2.34	$2.29 to $2.33	$0.02
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.54 to $0.56	$2.11 to $2.13	$2.09 to $2.13	$0.01
Annualized dividend per share and unit		$1.52	$1.52	-

Same-Store Guidance	Full-Year 2022	Prior Guidance	Change from Prior Midpoint
Revenue growth / (decline) (Cash basis)	10.75% to 11.25%	10.00% - 11.00%	0.50%
Revenue growth / (decline) (Straight-line basis)	11.25% to 11.75%	10.50% - 11.50%	0.50%
Expense growth	5.00% to 5.50%	3.50% - 4.50%	1.25%
NOI growth / (decline) (Cash basis)	13.25% to 14.00%	12.50% - 14.00%	0.375%
NOI growth / (decline) (Straight-line basis)	14.00% to 14.75%	13.25% - 14.75%	0.375%

Sources of Funds ($ in millions)	Full-Year 2022	Prior Guidance	Change from Prior Midpoint
AFFO less Dividends	$203 to $216	$199 to $212	$4
Debt Issuances/Assumptions and LOC Draw/(Paydown)	-$25 to -$50	$75 to -$175	$12.5
Dispositions	$41	$0 to $150	($34)
Common Share (forward settlement) and OP Unit Issuance	$600 to $650	$450 to $635	$82.5

Uses of Funds ($ in millions)	Full-Year 2022	Prior Guidance	Change from Prior Midpoint
Debt maturities inclusive of principal amortization [2]	$5	$5	-
Development spending and land acquisitions	$300 to $315	$300 to $325	($5)
Redevelopment and other non-recurring	$80 to $90	$90 to $100	($10)
Developer Capital Program, net	$120 to $130	$75 to $125	$25
Acquisitions	$208	$208	-
NOI enhancing capital expenditures inclusive of Kitchen and Bath	$60 to $65	$55 to $65	$2.5
Common Share Buybacks	$49	-	$49

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2022	Prior Guidance	Change from Prior Midpoint
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	$155 to $157	$152 to $156	$2
Consolidated capitalized interest	$12 to $14	$11 to $13	$1
General and administrative	$62 to $64	$62 to $66	($1)
Recurring capital expenditures per home	$1,300	$1,250	$50

(1) See Attachment 15 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program.



Attachment 15(A)

UDR, Inc.
Definitions and Reconciliations
September 30, 2022
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO enables investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Controllable Operating Margin: The Company defines Controllable Operating Margin as (i) rental income less Controllable Expenses (ii) divided by rental income. Management considers Controllable Operating Margin a useful metric as it provides investors with an indicator of the Company's ability to limit the growth of expenses that are within the control of the Company.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and enables investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective Blended Lease Rate Growth: The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level, new and in-place demand trends.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 15(B)

UDR, Inc.
Definitions and Reconciliations
September 30, 2022
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	3Q 2022	YTD 2022
Income/(loss) from unconsolidated entities	$ 10,003	$ 4,186
Management fee	627	1,680
Interest expense	3,921	11,351
Depreciation	7,457	22,570
General and administrative	57	168
Variable upside participation on DCP, net	-	(10,622)
Developer Capital Program (excludes Menifee and Riverside)	(13,274)	(28,627)
Other (income)/expense	136	301
Realized (gain)/loss on real estate technology investments, net of tax	365	(1,987)
Unrealized (gain)/loss on real estate technology investments, net of tax	1,080	30,786
Total Joint Venture NOI at UDR's Ownership Interest	$ 10,372	$ 29,806

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 3.25% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands	3Q 2022	2Q 2022	1Q 2022	4Q 2021	3Q 2021
Net income/(loss) attributable to UDR, Inc.	$ 23,605	$ 5,084	$ 13,705	$ 117,461	$ 17,731
Property management	12,675	11,952	11,576	10,411	9,861
Other operating expenses	3,746	5,027	4,712	8,604	4,237
Real estate depreciation and amortization	166,781	167,584	163,622	163,755	152,636
Interest expense	39,905	36,832	35,916	36,418	36,289
Casualty-related charges/(recoveries), net	901	1,074	(765)	(934)	1,568
General and administrative	15,840	16,585	14,908	13,868	15,810
Tax provision/(benefit), net	377	312	343	156	529
(Income)/loss from unconsolidated entities	(10,003)	11,229	(5,412)	(36,523)	(14,450)
Interest income and other (income)/expense, net	7,495	(3,001)	2,440	(2,254)	(8,238)
Joint venture management and other fees	(1,274)	(1,419)	(1,085)	(1,184)	(1,071)
Other depreciation and amortization	3,430	3,016	3,075	4,713	3,269
(Gain)/loss on sale of real estate owned	-	-	-	(85,223)	-
Net income/(loss) attributable to noncontrolling interests	1,540	280	898	8,683	1,309
Total consolidated NOI	$ 265,018	$ 254,555	$ 243,933	$ 237,951	$ 219,480



Attachment 15(C)

UDR, Inc.
Definitions and Reconciliations
September 30, 2022
(Unaudited)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress. Based upon the level of material impact the redevelopment has on the community (operations, occupancy levels, and future rental rates), the community may or may not maintain Stabilization. As such, for each redevelopment, the Company assesses whether the community remains in Same-Store.

Same-Store Revenue with Concessions on a Cash Basis: Same-Store Revenue with Concessions on a Cash Basis is considered by the Company to be a supplemental measure to rental income on a straight-line basis which allows investors to evaluate the impact of both current and historical concessions and to more readily enable comparisons to revenue as reported by its peer REITs. In addition, Same-Store Revenue with Concessions on a Cash Basis allows an investor to understand the historical trends in cash concessions.

A reconciliation between Same-Store Revenue with Concessions on a Cash Basis to Same-Store Revenue on a straight-line basis (inclusive of the impact to Same-Store NOI) is provided below:

	3Q 22	3Q 21	3Q 22	2Q 22	YTD 22	YTD 21
Revenue (Cash basis)	$ 357,398	$ 318,654	$ 357,398	$ 343,363	$ 990,126	$ 888,832
Concessions granted/(amortized), net	(362)	(1,963)	(362)	(2,331)	(6,913)	(5,187)
Revenue (Straight-line basis)	$ 357,036	$ 316,691	$ 357,036	$ 341,032	$ 983,213	$ 883,645
% change - Same-Store Revenue with Concessions on a Cash basis:	12.2%		4.1%		11.4%	
% change - Same-Store Revenue with Concessions on a Straight-line basis:	12.7%		4.7%		11.3%	
% change - Same-Store NOI with Concessions on a Cash basis:	14.6%		2.3%		14.3%	
% change - Same-Store NOI with Concessions on a Straight-line basis:	15.5%		3.1%		14.2%	

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues with concessions reported on a Cash Basis, divided by the product of occupancy and the number of apartment homes. A reconciliation between Same-Store Revenue with Concessions on a Cash Basis to Same-Store Revenue on a straight-line basis is provided above.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.



Attachment 15(D)

UDR, Inc.
Definitions and Reconciliations
September 30, 2022
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full-year 2022 and fourth quarter of 2022 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

| | Full-Year 2022 | | | |
	Low		High	
Forecasted net income per diluted share	$	0.23	$	0.25
Conversion from GAAP share count		(0.02)		(0.02)
Depreciation		2.00		2.00
Noncontrolling interests		0.01		0.01
Preferred dividends		0.01		0.01
Forecasted FFO per diluted share and unit	$	2.23	$	2.25
Legal and other costs		0.01		0.01
Casualty-related charges/(recoveries)		-		-
Variable upside participation on DCP, net		(0.03)		(0.03)
Realized/unrealized (gain)/loss on real estate technology investments		0.11		0.11
Forecasted FFO as Adjusted per diluted share and unit	$	2.32	$	2.34
Recurring capital expenditures		(0.21)		(0.21)
Forecasted AFFO per diluted share and unit	$	2.11	$	2.13

| | 4Q 2022 | | | |
	Low		High	
Forecasted net income per diluted share	$	0.11	$	0.13
Conversion from GAAP share count		(0.01)		(0.01)
Depreciation		0.50		0.50
Noncontrolling interests		-		-
Preferred dividends		-		-
Forecasted FFO per diluted share and unit	$	0.60	$	0.62
Legal and other costs		-		-
Casualty-related charges/(recoveries)		-		-
Realized/unrealized (gain)/loss on real estate technology investments		-		-
Forecasted FFO as Adjusted per diluted share and unit	$	0.60	$	0.62
Recurring capital expenditures		(0.06)		(0.06)
Forecasted AFFO per diluted share and unit	$	0.54	$	0.56